Exhibit 99.2

Red White & Bloom Announces Restructuring of Over CDN $110 Million of Debentures and Management Changes

•	Appointment of Colby De Zen as President and Director of Red White & Bloom Brands Inc. effective immediately;
•	Gabriel Bianchi to Join the Board of Directors upon completion of regulatory requirements;
•	An Aggregate of USD $70 million of current loans amended with maturity now in 2024;
•	CDN $17 million new convertible debenture issued at a conversion price representing a 67% premium to the closing price and maturity in 2024;
•	CDN $2.1 million current loan amended with maturity now in 2024;
•	Over CDN $100 million of current liabilities to be moved to long-term liabilities.

TORONTO, ON, September 19, 2022 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) ("RWB" or the "Company") a multi-state cannabis operator and house of premium brands, is pleased to announce the appointment of Colby De Zen as President and Director of the Company effective immediately and the appointment of Gabriel Bianchi to the Board of directors upon completion of regulatory approvals. The Company further announces that it has restructured the terms of certain outstanding debentures issued by the Company to arm's length lenders in the aggregate principal amounts of USD $70,040,000 and CDN $2,120,000 and issued a new convertible debenture in the principal amount of CDN $17,000,000.

Quotes

Brad Rogers, RWB Chairman and CEO stated, "After close consultation with various debt holders, we are pleased to have successfully restructured over CAD $100 million of our short-term debt. Today's announcement is validation that our debtholders share our enthusiasm for long-term opportunities for growth at RWB. By extending the maturity to 2024, we have a significant runway to realize the operational changes we have made and to growth the Company is dedicated to achieving. The addition of Colby to the management team will further allow us to focus on margin growth, operational efficiencies and balance sheet improvements. I want to welcome Colby to the management team and Board.” Mr. Rogers further stated, “Gabriel has extensive experience in lease negotiations, optimizing real estate portfolios and foreseeing market trends. We look forward to Gabriel joining the Board of the Company upon completion of regulatory clearances; his assistance will be invaluable as we move to optimize and expand the significant footprint of locations currently held by the company in Michigan and Florida.”

Mr. De Zen stated, “I am very excited to join the management team at RWB as President. In my new role, I will streamline operations to gain efficiencies across each state, while extensively monitoring and implementing internal controls on financial reporting/planning, direct and indirect expenses and capital expenditures. By Q4, I intend to implement significant balance sheet improvements aggressively. I believe that RWB will be EBITDA positive by no later than Q4 2022 as we scale the Platinum Vape brand and its purchasing power throughout the markets we serve today and through further expansion. As a significant investor in RWB, I am committed to unlocking both current and future value for the Company. As RWB enters its next phase of evolution, I look forward to being part of a profitable growth story that all stakeholders will be proud of. ”

 Appointments

The Company has appointed strategic investor and entrepreneur Colby De Zen as President of the Company, effective immediately. Mr. De Zen has completed all the necessary cannabis regulatory licensing procedures and will report directly to the RWB Board of Directors. In this new role at RWB, Mr. De Zen will have overarching responsibility for all aspects of business operations.

In addition, and further to the Company's press release dated October 21, 2021, the Company has appointed Mr. Colby De Zen to its Board effective September 19, 2022.

Mr. De Zen brings a wealth of operational and executive management expertise to the Company. He is one of the managing directors of the De Zen Family Office, which has deployed significant capital in the public and private sectors, including real estate, manufacturing, technology, trucking/logistics and cannabis. Currently, he serves as Vice President of Trunkeast Investments, which employs over 2,000 people across numerous companies, generating over $1 Billion in annualized revenue. Mr. De Zen is instrumental in overseeing the day-to-day operations with a primary focus on operational efficiency, cost management and M&A activities. He holds a BMOS Degree, with a Specialization in Finance, from the University of Western Ontario.

The Company also announces today that Mr. Gabriel Bianchi has agreed to join the Company's Board of directors. Gabriel’s appointment shall become effective upon completion of all securities and cannabis regulatory licensing procedures. Mr. Bianchi is a real estate Broker of Record with a 325-person realtor team that completed 4,000 transactions last year. He brings 35 years of extensive real estate experience in retail, commercial, industrial, land acquisitions, land assembly and financing.

Gabriel plays a very active role in his community, he has been an active volunteer with the Mackenzie Hospital Fundraising committee for the past 6 years, is a member of the Knights of Columbus and he sits on many local boards.

The Company also wishes to announce the resignation of Mr. William (Bill) Dawson from the Company’s Board of directors, effective immediately.

“On behalf of the Company and the Board, I would like to thank Bill for serving on our Board and as our audit chair. His insightful and experienced contributions were highly valued, and we wish Bill all the best in his future endeavors,” said Brad Rogers, RWB Chairman and CEO.

Restructuring

As a result of the restructuring, the Company issued a series of amended and restated secured debentures as follows:

•	A secured debenture in the principal amount of USD $25,885,000 ("Note 1"). Note 1 matures on September 12, 2024.

•	A series of secured debentures ("Notes 2A, 2B and 2C"), with an aggregate principal amount of USD $9,505,000. Notes 2A, 2B and 2C mature on September 12, 2024.
•	A secured debenture in the principal amount of CDN $2,120,000 ("Note 3"). Note 3 matures on September 12, 2024.
•	A secured promissory note in the principal amount of USD $5,850,000 ("Note 4"). Note 4 matures on September 12, 2024.
•	Two secured promissory notes in the aggregate principal amount of USD $10,800,000 that amend and restate convertible promissory notes previously issued to arm's length lenders by RWB Platinum Vape Inc., a wholly-owned subsidiary of the Company, on October 4, 2021 (the "Amended PV Notes"). The Amended PV Notes are convertible into common shares of the Company at a price of USD $0.15 per share, representing a 67% premium to the closing price on September 16.

The Company issued a convertible promissory note in the principal amount of CDN $17,000,000 to an arm's length lender (the "New Note"). All or any part of the outstanding and unpaid principal and interest of the New Note is convertible into common shares of the Company at a price of CDN $0.20 per share, representing a 67% premium to the closing price on September 16. The proceeds from the New Note will be used to settle pre-existing debt, including principal and interest on outstanding instruments.

RWB Florida LLC issued a new secured debenture (the "RWB FL Note") in the principal amount of USD $18,000,000 to an arm's length third party with a maturity date of February 8, 2024. The new note is secured by RWB Florida LLC and specific real estate assets. Proceeds from the RWB FL Note, along with cash on hand, were used to retire existing RWB Florida LLC debt in the amount of USD $20.3 million.

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About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company's proposed business, such as failure of the business strategy and government regulation; risks related to the Company's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.